September 22, 2014

Correspondence filed via EDGAR

Mr. Paul Cline

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bar Harbor Bankshares
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-13349

Dear Mr. Cline:

On behalf of Bar Harbor Bankshares (the “Company”), this letter is in response to your comment letter dated September 2, 2014 related to the staff’s review of the above-referenced Form 10-K filing. Set forth below are the staff’s comments in bold italics followed by the Company’s responses to the staff’s comments:

Item 15. Exhibits, Financial Statements Schedules

Exhibit 23 —Consent of Independent Registered Public Accounting Firm

Comment: We have reviewed your response to comments 1 and 2. Please amend your filings to include the independent accounting firm’s opinions dated March 13, 2014 and expand the related disclosure to state that in conducting the 2013 audit of the company’s internal controls over financial reporting the COSO 1992 framework was used.

Response: As requested, we have amended our Form 10-K filing to include the independent accounting firms opinion with a corrected date of March 13, 2014. We also expanded the related disclosure to state that in conducting the 2013 audit of the company’s internal controls over financial reporting the COSO 1992 framework was used. On September 17, 2014, we filed a FORM 10-K/A (Amendment No. 1) (File No. 001-13349) incorporating the foregoing changes.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to contact me at (207) 288-2638.

Respectfully submitted,

/s/ Gerald Shencavitz

Gerald Shencavitz

EVP, Chief Financial Officer & Principal Accounting Officer